

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2022

Fidji Simo
Chief Executive Officer
Maplebear Inc.
50 Beale Street, Suite 600
San Francisco, CA 94105

> **Re: Maplebear Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted August 22, 2022**
> **CIK No. 0001579091**

Dear Ms. Simo:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Market, Industry and Other Data, page 81

1. Please tell us whether you commissioned the Yipit Data for use connection with this offering. If so, please file Yipit's consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436, and please delete the disclaimer on page 82 which seeks to limit YipitData's liability for the data and information.

Use of Proceeds, page 83

2.   Please disclose the approximate amount of net proceeds that will be used to satisfy the anticipated tax withholding and remittance obligations relating to the settlement of certain outstanding RSUs. See Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Financial Model
Core Principles of Our Financial Model, page 95

3.   We note your response to comment 2, however we continue to believe that you should disclose the number or percentage of your customers that are Instacart+ members for prior periods, particularly given your disclosure comparing the changes in the percentage of your total GTV generated from orders from Instacart+ members over time. Where you include such disclosure, you may also disclose how the changes in the percentage of customers that are Instacart+ members may not necessarily be indicative of overall trends, performance, or growth, to the extent accurate

4.   Please tell us why you believe it is appropriate to highlight a compound annual growth rate for average monthly gross profit of 45% from year 1 to year 3, as you do on page 101. We note that this is largely driven by the 2019 cohort, which is the only cohort included in each of the three years presented. We note that the percentage increase in year 1 to year 2 is significantly larger for the 2019 cohort than other cohorts. Please revise to present a more balanced picture of the changes in average monthly gross profit for your cohorts overall.

Market Share among Digital-First Platform, page 154

5.   Please indicate the number of consumers surveyed by YipitData to produce the data shown here, as well as the method of selecting such consumers.

    You may contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Trade & Services

cc: Jon Avina